Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross provides statement on COVID-19

Toronto, Ontario – March 11, 2020 – Kinross Gold Corporation (TSX:K; NYSE: KGC) (“Kinross”) was informed on March 10, 2020 that an employee from its Toronto office tested positive for the COVID-19 virus. Kinross values the health and safety of its employees above all other priorities, and as a precaution, closed the Toronto office today for a thorough cleaning and disinfection. Kinross has asked its employees to work from home until at least March 20th when the need for the closure will be re-evaluated. The Company is working directly with Toronto Public Health (TPH) who used current evidence to carefully assess the potential health risk, identify people who may have been directly exposed to COVID-19 and actively follow up with them. TPH has also asked the Company’s Toronto employees to self-monitor for any symptoms.

The employee who tested positive was last in the Toronto office for 1.5 days ending March 3, 2020, is currently at home in self-quarantine, and is in good condition. This employee did not attend the PDAC conference or other external events and has not recently travelled to Kinross sites.

The Company has activated its business continuity program to help ensure that head office functions are maintained while employees work remotely. The Company’s response is being managed within the framework of preparedness protocols and contingency plans developed by Kinross’ global cross-functional COVID-19 Task Force, which was established earlier this year, with input from the Company’s expert medical and travel advisors. These plans include increased travel restrictions, individual site management controls and screening to control access to mine sites, emergency medical preparedness, supply chain contingency plans, and working with health authorities to closely monitor local and global developments.

To date, COVID-19 has not impacted production or product shipments at any of the Company’s sites. Nor, to date, has there been any significant negative impact on, or disruption of, the Company’s supply chain. Nonetheless, Kinross is constantly monitoring the situation and is working with its critical suppliers, who the Company understands have mitigation plans in place, to minimize any potential supply chain disruptions that might emerge.

Kinross will continue to prioritize the health and well-being of its employees, follow the advice of Toronto Public Health, and continue to implement its comprehensive global response plans.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation

www.kinross.com